

Mail Stop 4720

August 3, 2016

Mr. Mark Thompson
Chief Executive Officer
Concordia International Corp.
277 Lakeshore Road East
Suite 302
Oakville, Ontario   L6J 1H9

> **Re: Concordia International Corp.**
> **Form 40-F for the fiscal year ended December 31, 2015**
> **Filed March 24, 2016**
> **Form 6-K for the month of May 2016**
> **Filed May 13, 2016**
> **File No. 1-37413**

Dear Mr. Thompson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F

Exhibit 99.6
Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 19. Financial Risk Management, page 45

1. You disclose that three U.S. customers account for 68% of net trade receivables within the Concordia North America segment. Tell us if revenues from any single customer amount to 10 percent or more of your revenues and is required to be disclosed by paragraph 34 of IFRS 8.

Note 22. Segmented Reporting, page 51

2. Tell us why you do not disclose revenue for each product or service, or each group of similar products and services as required by paragraph 32 of IFRS 8.

Exhibit 99.7
Management's Discussion and Analysis

Lending Arrangements and Debt, page 23

3. The amounts of contractual interest on long-term debt should be included in the table of contractual obligations. Confirm to us that you will include interest in the table in future filings.

Critical Accounting Estimates, page 30

4. In order for us to evaluate your disclosure with regard to estimates of items that reduce gross revenue such as chargebacks, returns, rebates, and other price adjustments please provide us:
    *   The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
    *   To the extent that information you consider in the preceding bullet is quantifiable, both quantitative and qualitative information and to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider , preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
    *   If applicable, any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level, and your revenue recognition policy for such shipments.
    *   A roll forward of the liability for each estimate for each period presented showing the following:
        o   Beginning balance,
        o   Current provision related to sales made in current period,
        o   Current provision related to sales made in prior periods,
        o   Actual returns or credits in current period related to sales made in current period,
        o   Actual returns or credits in current period related to sales made in prior periods, and
        o   Ending balance.

- An explanation as to what the provision for inventory management is for.
- The amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Form 6-K filed May 13, 2016

Exhibit 99.2, Management's Discussion and Analysis

Results of Operations, page 5

5. Tell us why you recognized an income tax recovery for the three months ended March 31, 2016 and why this was not disclosed.

Balance Sheet Analysis, page 12

6. Tell us why days' sales in accounts receivable is 94 days at March 31, 2016. Explain your credit terms and any changes in those terms, collection efforts, credit utilization, or delinquency.

Exhibit 99.3, Financial Statements
Balance Sheets, page 3

7. The amount of accounts receivable and provisions at December 31, 2015 differs from that reported in the Form 40-F for the fiscal year ended December 31, 2015. Explain to us why the amounts differ and if the change was the correction of an error.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Vanessa Robertson, Senior Staff Accountant, at (202) 551-3649 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance